                                                FILED PURSUANT TO RULE 424(b)(3)
                                            UNDER THE SECURITIES ACT OF 1933 AND
                                              RELATING TO REGISTRATION STATEMENT
                                                      ON FORM S-3 (NO. 33-64695)




                                 144,436 SHARES

                              THOMAS NELSON, INC.

                                  COMMON STOCK

                         ------------------------------

         All of the 144,436 shares (the "Shares") of Common Stock, par value $1.00 per share (the "Common Stock"), of Thomas Nelson, Inc. (the "Company") offered hereby are being offered by certain shareholders of the Company (the "Selling Shareholders"). See "Selling Shareholders." The Company will not receive any proceeds from the sale of the Common Stock offered hereby.

         The Shares may be sold from time to time in brokerage transactions at prevailing market prices through J.C. Bradford & Co. or others in privately negotiated transactions for the account of each of the Selling Shareholders or others at prices at or near the market price or in other privately negotiated transactions. See "Plan of Distribution."

         The Company has agreed to bear all expenses (other than selling commissions relating to the Shares and expenses of counsel to the Selling Shareholders, if any) in connection with the registration and sale of the Shares being registered hereby. The Company has agreed to indemnify the Selling Shareholders against certain liabilities and the Selling Shareholders have agreed to indemnify the Company against certain liabilities in connection with this offering, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Plan of Distribution."

         The Company has two classes of authorized and issued common stock. Holders of the Common Stock, which is offered hereby, are entitled to one vote per share, and holders of the Class B Common Stock, par value $1.00 per share (the "Class B Common Stock"), are entitled to ten votes per share on all matters submitted to a vote of shareholders of the Company.

         The Common Stock and Class B Common Stock are traded on the New York Stock Exchange (the "NYSE") under the symbols "TNM" and "TNM.B," respectively. On December 8, 1995, the last reported sale prices of the Common Stock and Class B Common Stock on the NYSE were $15.25 and $19.00 per share, respectively.

                         ------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
           HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
              SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
              ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
                   TO THE CONTRARY IS A CRIMINAL OFFENSE.

         No person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus and, if given or made, such information and representations must not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the Common Stock to which it relates. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful.

              THE DATE OF THIS PROSPECTUS IS DECEMBER 11, 1995.

                            AVAILABLE INFORMATION

         The Company has filed with the Securities and Exchange Commission (the "Commission") in Washington, D.C., a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus constitutes a part of the Registration Statement and does not contain all the information set forth therein, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Any statements contained herein concerning the provisions of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. For further information regarding the Company and the Common Stock offered hereby, reference is made to the Registration Statement and to the exhibits thereto.

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. The Registration Statement (with exhibits), as well as such reports, proxy statements and other information filed by the Company with the Commission, may be inspected and copied at the public reference facilities maintained by the Commission at its principal offices at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: 7 World Trade Center, Suite 1300, New York, New York, 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street. N.W., Room 1024, Washington, D.C. 20549, at prescribed rates.

         The Common Stock and Class B Common Stock are listed on the NYSE. The aforementioned material also can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005. The Company is organized under the laws of the State of Tennessee, its executive offices are located at Nelson Place at Elm Hill Pike, Nashville, Tennessee 37214-1000, and its telephone number is (615) 889-9000.


              INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The following documents, heretofore filed by the Company with the Commission (File No. 0-4095) pursuant to the Exchange Act, are incorporated and made a part of this Prospectus by reference, except as superseded or modified herein:

         (1) The Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1995.

         (2) The Company's Quarterly Report on Form 10-Q for the quarters ended June 30, 1995 and September 30, 1995, respectively.

         (3)     The Company's Current Report on Form 8-K, dated November 21,
                 1995.

         (4) The description of the Company's Common Stock and Class B Common Stock contained in the Registration Statement on Form 8-A filed on May 26, 1995.

         All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and shall be part hereof from the date of filing of such documents. Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus.

         The Company undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any document described herein (not including exhibits to those documents unless such exhibits are specifically incorporated by reference into the information incorporated into this Prospectus). Requests for such copies should be directed to Joe L. Powers, Executive Vice President and Secretary, Thomas Nelson, Inc., Nelson Place at Elm Hill Pike, Nashville, Tennessee 37214-1000, telephone number (615) 889-9000.



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

                                  THE COMPANY

         Thomas Nelson, Inc. is a leading publisher, producer and distributor of books and recorded music emphasizing Christian, inspirational and family value themes, and believes it is the largest commercial publisher of the Bible in English language translations. The Company also designs and markets a broad line of gift and stationery products. The Company believes it is the largest publisher of Christian and inspirational books and the largest producer of recorded Christian music in the United States.

         The Company's publishing operations involve the publication and distribution of hardback and trade paperback books with Christian, inspirational or family value themes and a broad line of Bibles and related publications. Authors published by the Company include some of the most well-known Christian and inspirational communicators in the field, including Chuck Colson, James Dobson, Billy Graham, Benny Hinn, Barbara Johnson, Max Lucado, Frank Peretti, Pat Robertson, Robert Schuller, Gary Smalley, Charles Stanley, Charles Swindoll and Bodie and Brock Thoene. In each of the last three fiscal years, the Company published over 300 new titles and, during that period, published over 50% of the top ten best selling Christian and inspirational books based on the monthly Bookstore Journal Christian Hardbound Bestsellers' Lists. The Company publishes nine of the ten major English language Bible translations, four of which are proprietary to the Company, and introduced in June 1995 the Contemporary English Version ("CEV") Bible translation, which is designed to be understandable at virtually any reading level.

         The Company's music operations are comprised of the production and distribution of Christian and inspirational recorded music and related music publishing. Traditional and contemporary Christian and inspirational music is a genre which is defined by its lyrical content and encompasses a diverse range of musical styles including gospel, praise and worship, country, rock, rhythm and blues, rap and metal. Recording artists under contract with the Company include Anointed, Helen Baylor, Shirley Caesar, Brian Duncan, Amy Grant, Sandi Patty, Petra and Point of Grace. In 1995, the Company's artists received ten Dove Awards, the Christian music industry's annual awards for outstanding recording artists and releases. In fiscal 1995, the Company released 90 new titles, and maintains a catalog of over 40,000 copyrighted songs which are licensed to independent publishers, record companies, churches and other organizations. In addition, the Company operates a music publishing business engaged in songwriter development, print music publishing and copyright administration.

         The Company's gift division was established in 1989 to develop and market gift, stationery and related items. The gift division's product line includes 80 collections and over 800 separate items, such as journals and blank books, diaries, address books, photo albums, gift bags, calendar and desk sets, baby gifts, kitchen accessories, and stationery. Products are marketed under the Markings(TM), Pretty Paper(R) and Markings Inspirations(TM) brand names, the latter of which incorporates Christian and inspirational text or themes. Certain product lines are marketed as collections, with each collection including a variety of products featuring a common design or theme. Designs include original art work licensed from artists such as Sam Butcher, Carol Endres, Larry Stephenson and Susan Wheeler and classic oriental, tapestry and country print fabric designs. Effective October 30, 1995, the Company further enhanced its position in the gift products market through the acquisition of The C.R. Gibson Company ("Gibson"). Gibson is a leading designer, manufacturer and distributor of paper gift products, including baby and wedding memory books, stationery, gift wrap, greeting cards and other products.





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

                                DIVIDEND POLICY

         Declaration of dividends is within the discretion of the Board of Directors of the Company. The Board of Directors considers the payment of dividends on a quarterly basis, taking into account the Company's earnings and capital requirements as well as financial and other conditions existing at the time. Certain covenants of the Company's credit facilities limit payment of cash dividends based on the Company's cumulative consolidated net income. In each quarter in fiscal 1994 and 1995, the Company paid a cash dividend of $.032 per share on its Common Stock and Class B Common Stock. For each of the first and second quarters of fiscal 1996, the Company paid a cash dividend of $.04 per share on its Common Stock and Class B Common Stock. In addition, the Company effected a five-for-four stock split of the Common Stock and Class B Common Stock in the form of a 25% stock dividend on March 24, 1995.


                              SELLING SHAREHOLDERS

         The table below sets forth certain information provided to the Company by the Selling Shareholders regarding the beneficial ownership of Common Stock (as of December 8, 1995) of the shareholders who are offering Shares pursuant to this Prospectus. The table assumes that all Shares offered hereby will be sold and, unless otherwise noted, the Company has been advised that the persons named in the table have sole voting and investment power with respect to the Common Stock indicated. None of the Selling Shareholders owns greater than one percent of the Company's outstanding Common Stock.


                                            Shares Beneficially                            Shares Beneficially
                                             Owned prior to the                            Owned following the
           Selling Shareholders                   Offering            Shares Offered            Offering
----------------------------------------    --------------------   --------------------    --------------------
Eric C. Presley(1)  . . . . . . . . . . .          38,888                 38,888                    0
Barbara Presley . . . . . . . . . . . . .          33,557                 33,334                   223
W. Clay Presley(2)  . . . . . . . . . . .          22,221                 22,221                    0
Charles D. Gray, III  . . . . . . . . . .          11,110                 11,110                    0
C. Daniel Page, Jr. Trust . . . . . . . .          11,110                 11,110                    0
Maria M. Trakas . . . . . . . . . . . . .           8,888                  8,888                    0
Jeffery Davis . . . . . . . . . . . . . .           5,555                  5,555                    0
Pam Manion  . . . . . . . . . . . . . . .           5,555                  5,555                    0
Phyllis Carothers . . . . . . . . . . . .           2,777                  2,777                    0
J.C. Carothers, Jr. . . . . . . . . . . .           2,777                  2,777                    0
George A. Trakas  . . . . . . . . . . . .           2,221                  2,221                    0
==============================================================================================================

(1) Eric C. Presley is the President of PPC, Inc., a wholly-owned subsidiary of the Company.
(2)      W. Clay Presley is Vice President - Gift Products of the Company.

         Each of the Selling Shareholders is a former shareholder of PPC, Inc., a North Carolina Corporation ("PPC"). The Company obtained all of the outstanding shares of PPC in March 1994 in exchange for the issuance to the Selling Shareholders of the shares offered hereby. The transaction was accounted for as a pooling of interests. As a result of this transaction, PPC became a wholly-owned subsidiary of the Company. In connection with the issuance of such Shares, the Selling Shareholders received the right to require the Company to register the Shares offered hereby. See "Plan of Distribution."





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

                              PLAN OF DISTRIBUTION

         The Shares may be sold from time to time in brokerage transactions at prevailing market prices through J.C. Bradford & Co. or others, in privately negotiated transactions for the account of each of the Selling Shareholders or others, at prices at or near the market price or in other privately negotiated transactions. Ordinary brokerage commissions will be paid in connection with brokerage transactions.

         In connection with the Company's combination with PPC, the Selling Shareholders received the right to demand the registration of the Shares offered hereby pursuant to a Registration Rights Agreement dated March 31, 1994 (the "Registration Rights Agreement"). The Company has agreed to pay the expenses of this offering, but the Selling Shareholders will be responsible for all brokerage commissions and any other selling commissions, stock transfer taxes and the fees and disbursements of their counsel, if any. Expenses to be paid by the Company are estimated to be $7,000. The Company has agreed to maintain the effectiveness of the Registration Statement covering the Shares for a period of 90 days following the date hereof.

         The Company has agreed to indemnify the Selling Shareholders, and the Selling Shareholders have agreed to indemnify the Company, against certain liabilities in connection with this offering, including liabilities under the Securities Act.

         The Selling Shareholders and any brokers or other persons who participate in the sale of the Shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by such brokers or other persons, and any profits on the resale of the Shares, may be deemed to be underwriting commissions or discounts.


                                 LEGAL MATTERS

         The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Bass, Berry & Sims, Nashville, Tennessee.


                                    EXPERTS

         The financial statements and schedules incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon authority of said firm as experts in giving said reports.





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